Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Orbcomm Inc.:

We consent to the incorporation by reference in Registration Statements Nos. 333-139583 and 333-139582 on Form S-8 of our reports dated March 16, 2010, with respect to the consolidated balance sheet of ORBCOMM Inc. as of December 31, 2009, and the related consolidated statements of operations, cash flows and equity for the year then ended and the related financial statement schedule, and the effectiveness of ORBCOMM Inc.’s internal control over financial reporting as of December 31, 2009, which appears in the December 31, 2009 annual report on Form 10-K of ORBCOMM Inc. and subsidiaries.

Our report on the consolidated financial statements refers to a change in the method of accounting for noncontrolling interests due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.

/s/  KPMG LLP

New York, NY
March 16, 2010